

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2019

Stephen Merkel
Executive Vice President and Chief Legal Officer
Newmark Group, Inc.
125 Park Avenue
New York, New York 10017

> **Re: Newmark Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed May 20, 2019**
> **File No. 333-231616**

Dear Mr. Merkel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities